Exhibit 99.1

Qudian Inc. Reports First Quarter 2020

Unaudited Financial Results

XIAMEN, China, May 26, 2020 /PRNewswire/ — Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a leading technology platform empowering the enhancement of online consumer finance experience in China, today announced its unaudited financial results for the quarter ended March 31, 2020.

First Quarter 2020 Operational Highlights:

•	Total number of registered users as of March 31, 2020 reached 80.2 million, representing an increase of 9.5% from March 31, 2019

•

Number of outstanding borrowers[1] from loan book business and transaction services business as of March 31, 2020 decreased by 7.1% to 5.7 million from 6.1 million as of December 31, 2019 as a result of the conservative and prudent strategy which the Company has deployed under the current credit environment

•

Total outstanding loan balance from loan book business[2] decreased by 32.0% to RMB15.3 billion as of March 31, 2020, compared to the outstanding balance as of December 31, 2019; Total outstanding loan balance from transaction serviced on open platform decreased by 15.6% to RMB13.2 billion as of March 31, 2020, compared to the outstanding balance as of December 31, 2019

•

Amount of transactions from loan book business for this quarter decreased by 52.8% to RMB4.4 billion from the fourth quarter of 2019; Amount of transactions from transaction serviced on open platform for this quarter decreased by 68.0% to RMB2.6 billion from the fourth quarter of 2019

•

Weighted average loan tenure for our loan book business was 8.4 months for this quarter, compared with 10.9 months for the fourth quarter of 2019; Weighted average loan tenure for transaction serviced on open platform was 11.2 months for this quarter, compared with 13.8 months for the fourth quarter of 2019

[1]

Outstanding borrowers are borrowers who have outstanding loans as of a particular date, including outstanding borrowers from both loan book business and transaction services business. Transaction services business, relates to various services, including credit assessment, referral and post-origination services, provided through our open platform, which was launched in the second half of 2018.

[2]

Includes (i) off and on balance sheet loans directly or indirectly funded by our institutional funding partners or our own capital, net of cumulative write-offs and (ii) does not include auto loans from Dabai Auto business.

First Quarter 2020 Financial Highlights:

•	Total revenues were RMB957.9 million (US$135.3 million), representing a decrease of 54.3% from the same period last year

•	Recorded net loss of RMB486.5 million (US$68.7 million), or net loss per diluted ADS of RMB1.92 (US$0.27), compared to net income of RMB949.6 million in the same period last year

•

Recorded Non-GAAP net loss[3] of RMB907.5 million (US$128.2 million), or Non-GAAP net loss per diluted ADS of RMB3.57 (US$0.50), compared to Non-GAAP net income of RMB974.3 million in the same period last year

[3]	For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

“In the first quarter of 2020, we continued to navigate the challenging market environment with prudent execution of our operations,” said Mr. Min Luo, Founder, Chairman and Chief Executive Officer of Qudian. “The COVID-19 pandemic accelerated macroeconomic and credit cycle downtrends, which further drove up our D1 delinquency rate[4] to approximately 20% in the first quarter. In light of the market headwinds, we maintained a conservative deleveraging strategy to protect our net assets. Consequently, the transaction volume in our loan book business was reduced by approximately 53% quarter-over-quarter, and helped us maintain our leverage ratio[5] at lower than 1.5x. Additionally, the amount of open platform transactions decreased by approximately 68% quarter-over-quarter as a result of stricter credit evaluation criteria by institutional funding partners on our open platform.”

“As indicated in our fourth quarter earnings report, we are utilizing increased capital liquidity from prudent loan book operations for strategic investments in new areas of growth. To this end, in late March, we launched Wanlimu, a luxury e-commerce platform offering a wide spectrum of high-end products for consumers in China. We have a positive view on the tremendous demand and growth potential of China’s luxury consumer market,” Mr. Luo concluded.

“In March and April of 2020, we repurchased an aggregate principal amount of approximately US$170 million convertible bonds at attractive prices from the open market. This repurchase has improved the financial condition for the Company,” said Ms. Sissi Zhu, Vice President of Investor Relations of Qudian.

“Looking forward, we expect a soft performance for the second quarter of 2020, given the continued negative economic impact of the COVID-19 pandemic, increasing amounts of guarantee liabilities and risk assurance liabilities and provisions, and our ongoing reduction of transaction volume to mitigate risk exposures. In addition, since our Wanlimu initiative is still in the early stages of development where substantial investment is required, we expect to incur a significant increase in inventory costs, and sales and marketing expenses in 2020. Despite the adverse operating environment, we are proactively executing our strategy to protect net assets and explore new growth opportunities,” Ms. Zhu concluded.

[4]

“D1 delinquency rate” is defined as (i) the total amount of principal and financing service fees that became overdue as a specified date, divided by (ii) the total amount of principal and financing services fees that was due for repayment as of such date, in each case with respect to our loan book business and transaction services business.

[5]	“Leverage ratio” is defined as the ratio between (i) outstanding balance of our loan book business and (ii) total net assets.

First Quarter Financial Results

Total revenues were RMB957.9 million (US$135.3 million), representing a decrease of 54.3% from RMB2,096.9 million for the first quarter of 2019.

Financing income totaled RMB622.7 million (US$87.9 million), representing a decrease of 38.4% from RMB1,010.8 million for the first quarter of 2019, as a result of a decrease in average on-balance sheet loan balance.

Loan facilitation income and other related income decreased by 34.4% to RMB422.4 million (US$59.7 million) from RMB644.4 million for the first quarter of 2019, as a result of a decrease in the amount of off-balance sheet transactions, partially offset by reclassification of guarantee income of RMB387.5 million, as ASC 326, which became effective for the Company on January 1, 2020, requires the fee income earned on the non-contingent aspect of a guarantee to be recognized separately from the expected credit loss.

Transaction services fee and other related income was a loss of RMB150.4 million (US$21.2 million) compared with an income of RMB158.7 million for the first quarter of 2019, as a combined result of an income of RMB112.9 million for the transactions facilitated during the first quarter of 2020, an income of RMB24.1 million for the post-origination services of transactions facilitated in the previous year, and a revaluation loss of RMB287.4 million for contract assets incurred for the transactions facilitated in 2019. The revaluation was due to adverse changes occurred in the first quarter of 2020 that led to the deterioration of the estimated likelihood of receiving borrowers’ actual repayment of service fees as of March 31, 2020.

Sales income substantially decreased to RMB17.1 million (US$2.4 million) from RMB137.0 million for the first quarter of 2019, due to the winding down of the Dabai Auto business.

Sales commission fee decreased by 75.2% to RMB33.7 million (US$4.8 million) from RMB135.9 million for the first quarter of 2019, due to a decrease in the amount of merchandise credit transaction.

Total operating costs and expenses increased by 109.6% to RMB2,066.6 million (US$291.9 million) from RMB985.7 million for the first quarter of 2019.

Cost of revenues decreased by 63.3% to RMB95.6 million (US$13.5 million) from RMB260.5 million for the first quarter of 2019, primarily due to a decrease in costs incurred by the Dabai Auto business and a decrease in funding costs associated with the on-balance sheet portion of our loan book business.

Sales and marketing expenses decreased by 26.4% to RMB58.8 million (US$8.3 million) from RMB79.9 million for the first quarter of 2019. The decrease was primarily due to the winding down of the Dabai Auto business.

General and administrative expenses decreased by 7.7% to RMB76.6 million (US$10.8 million) from RMB82.9 million for the first quarter of 2019.

Research and development expenses decreased by 13.8% to RMB54.7 million (US$7.7 million) from RMB63.5 million for the first quarter of 2019.

Provision for receivables and other assets increased by 183.9% to RMB1,108.5 million (US$156.5 million) from RMB390.4 million for the first quarter of 2019. The increase was primarily due to an increase in past-due on-balance sheet outstanding principal receivables compared to the first quarter of 2019, as well as an increase in the loss rates estimates in our roll-rate model due to macroeconomic and credit cycle downtrends in the first quarter of 2020.

As of March 31, 2020, the total balance of outstanding principal and financing service fee receivables for on-balance sheet transactions for which any installment payment was more than 30 calendar days past due was RMB1,147.6 million (US$162.1 million), and the balance of allowance for principal and financing service fee receivables at the end of the period was RMB1,971.7 million (US$278.5 million), indicating M1+ Delinquency Coverage Ratio of 1.7x.

The following charts display the “vintage charge-off rate.” Total potential receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk vintage charge-off rate refers to, with respect to on- and off-balance sheet transactions facilitated during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 180 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Total potential receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated during a specified time period, the total potential outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Current receivables at risk M1+ delinquency rate by vintage refers to, with respect to on- and off-balance sheet transactions facilitated during a specified time period, the actual outstanding principal balance of the transactions that are delinquent for more than 30 days up to twelve months after origination, divided by the total initial principal of the transactions facilitated in such vintage. Delinquencies may increase or decrease after such 12-month period.

Loss from operations was RMB961.1 million (US$135.7 million), as compared to income from operations of RMB1,138.1 million for the first quarter of 2019.

Net loss attributable to Qudian’s shareholders was RMB486.5 million (US$68.7 million), or net loss per diluted ADS of RMB1.92 (US$0.27).

Non-GAAP net loss attributable to Qudian’s shareholders was RMB907.5 million (US$128.2 million), or Non-GAAP net loss per diluted ADS of RMB3.57 (US$0.50).

Cash Flow

As of March 31, 2020, the Company had cash and cash equivalents of RMB1,516.2 million (US$214.1 million) and restricted cash of RMB540.4 million (US$76.3 million). Restricted cash mainly represents (i) cash held by the consolidated trusts through segregated bank accounts; and (ii) security deposits held in designated bank accounts for the guarantee of off-balance sheet transactions. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the first quarter of 2020, net cash provided by operating activities was RMB521.6 million (US$73.7 million), mainly due to the collection of repayments of service fees from transactions facilitated in 2019, although the Company incurred net loss in the first quarter of 2020. Net cash used in investing activities was RMB1,447.8 million (US$204.5 million), mainly due to payments to originate loan principal and investments in short-term wealth management products. Net cash used in financing activities was RMB1,160.6 million (US$163.9 million), mainly due to repayments of borrowings and repurchase of convertible bonds and ordinary shares.

Update on Share Repurchase and Convertible Bond Repurchase

As of the date of this release, the Company has repurchased and cancelled total principal amount of convertible senior notes of US$170 million. The Company has cumulatively completed total share repurchases of approximately US$572.8 million. As of March 31, 2020, the total number of ordinary shares outstanding was 253,719,036.

Accounting Policy Changes

The Company has adopted the Financial Instruments – Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments on January 1, 2020, using the modified retrospective transition method.

This standard requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts.

The most significant impact of the standard relates to the accounting for allowance of loan principal and financing service fee receivables and risk assurance liabilities. The Company estimates the expected credit losses over the lifetime (the remaining contractual life) of the related assets and incorporates reasonable and supportable forecasts of future economic conditions into the calculation.

Upon adoption of the standard on January 1, 2020, the Company recorded an RMB46.7 million (US$6.6 million) increase to the allowance for receivables and an RMB1,093.4 million (US$154.4 million) increase to risk assurance liabilities. After adjusting for deferred taxes, an RMB974.7 million (US$137.7 million) decrease was recorded in retained earnings through a cumulative-effect adjustment.

Conference Call

The Company’s management will host an earnings conference call on May 26, 2020 at 7:00 AM U.S. Eastern Time, (7:00 PM Beijing/Hong Kong Time).

To speed up the entry process for participants, this earnings conference call requires all participants to finish an online registration in advance.

For participants who wish to join the call, please complete the Direct Event online registration at http://apac.directeventreg.com/registration/event/3928518 at least 15 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event Passcode, unique Registrant ID, and an e-mail with detailed instructions to join the conference call.

Once complete the registration, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.qudian.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until June 1st, 2020, by dialing the following telephone numbers:

U.S.:	+1-855-452-5696 (toll-free) / +1-646-254-3697

International:	+61-2-8199-0299

Hong Kong, China:	800-963-117 (toll-free) / +852-3051-2780

Mainland China:	400-632-2162 (toll-free) / 800-870-0205 (toll-free)

Passcode:	3928518

About Qudian Inc.

Qudian Inc. (“Qudian”) is a leading technology platform empowering the enhancement of online consumer finance experience in China. The Company’s mission is to use technology to make personalized credit accessible to hundreds of millions of young, mobile-active consumers in China who need access to small credit for their discretionary spending but are underserved by traditional financial institutions due to lack of traditional credit data or high cost of servicing. Qudian’s credit solutions enable licensed, regulated financial institutions and ecosystem partners to offer affordable and customized loans to this young generation of consumers.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use adjusted net income/loss, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that adjusted net income/loss helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges, and convertible bonds buyback income. We believe that adjusted net income/loss provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/loss is not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss/income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0808 to US$1.00, the noon buying rate in effect on March 31, 2020 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian’s goal and strategies; Qudian’s expansion plans; Qudian’s future business development, financial condition and results of operations; Qudian’s expectations regarding demand for, and market acceptance of, its credit products; Qudian’s expectations regarding keeping and strengthening its relationships with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qudian Inc.

Tel: +86-592-591-1711

E-mail: ir@qudian.com

The Piacente Group, Inc.

Xi Zhang

Tel: +86 (10) 6508-0677

E-mail: qudian@tpg-ir.com

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: qudian@tpg-ir.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
(In thousands except for number	2019	2020
of shares and per-share data)	(Unaudited) RMB	(Unaudited) RMB	(Unaudited) US$
Revenues:
Financing income	1,010,758	622,683	87,940
Loan facilitation income and other related income	644,413	422,443	59,660
Transaction services fee and other related income(1)	158,724	(150,415)	(21,242)
Sales commission fee	135,854	33,713	4,761
Sales income	136,971	17,056	2,409
Penalty fee	10,140	12,381	1,749

Total revenues	2,096,860	957,861	135,277
Operating cost and expenses:
Cost of revenues	(260,485)	(95,615)	(13,503)
Sales and marketing	(79,857)	(58,805)	(8,305)
General and administrative	(82,896)	(76,550)	(10,811)
Research and development	(63,508)	(54,725)	(7,729)
Changes in guarantee liabilities and risk assurance liabilities(2)	(108,581)	(672,408)	(94,962)
Provision for receivables and other assets	(390,391)	(1,108,451)	(156,543)

Total operating cost and expenses	(985,718)	(2,066,554)	(291,853)
Other operating income	26,994	147,571	20,841
(Loss)/ income from operations	1,138,136	(961,122)	(135,735)
Interest and investment income, net	2,107	436,042	61,581
Foreign exchange (loss)/gain, net	7,921	(4,635)	(655)
Other income	1,227	15,316	2,163
Other expenses	(1,526)	(189)	(27)

Net (loss)/income before income taxes	1,147,865	(514,588)	(72,673)
Income tax benefit/(expenses)	(198,243)	28,108	3,970

Net (loss)/income	949,622	(486,480)	(68,703)

Net (loss)/income attributable to Qudian Inc.’s shareholders	949,622	(486,480)	(68,703)

(Loss)/earnings per share for Class A and Class B ordinary shares:
Basic	3.20	(1.92)	(0.27)
Diluted	3.19	(1.92)	(0.27)
(Loss)/earnings per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	3.20	(1.92)	(0.27)
Diluted	3.19	(1.92)	(0.27)
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	296,766,678	253,874,830	253,874,830
Diluted	297,726,986	253,874,830	253,874,830
Other comprehensive loss:
Foreign currency translation adjustment	(18,809)	(1,377)	(194)

Total comprehensive (loss)/income	930,813	(487,857)	(68,897)

Total comprehensive (loss)/income attributable to Qudian Inc.’s shareholders	930,813	(487,857)	(68,897)

Note:

(1)

The amount includes an income of RMB112.9 million for the transactions facilitated during the first quarter of 2020, an income of RMB24.1 million for the post-origination services of transactions facilitated in the previous year, and a revaluation loss of RMB287.4 million for contract assets incurred for the transactions facilitated in 2019.

(2)

The amount includes the change in fair value of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the change in risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
(In thousands except for number	2019	2020
of shares and per-share data)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,860,938	1,516,175	214,125
Restricted cash	1,257,649	540,440	76,325
Time Deposits	231,132	235,083	33,200
Short-term investments	—	1,232,850	174,112
Short-term loan principal and financing service fee receivables	7,894,697	7,286,743	1,029,085
Short-term finance lease receivables	398,256	353,186	49,879
Short-term contract assets	2,741,914	1,543,687	218,010
Other current assets	1,638,905	1,113,298	157,228

Total current assets	17,023,491	13,821,462	1,951,963

Non-current assets:
Long-term loan principal and financing service fee receivables	424	—	—
Long-term finance lease receivables	239,697	144,900	20,464
Operating lease right-of-use assets	148,851	142,596	20,138
Investment in equity method investee	44,779	23,084	3,260
Long-term investments	223,158	222,706	31,452
Property and equipment, net	92,821	113,983	16,097
Intangible assets	6,803	6,489	916
Long-term contract assets	273,597	98,399	13,897
Deferred tax assets	290,285	466,047	65,818
Other non-current assets	17,698	16,216	2,290
Total non-current assets	1,338,113	1,234,420	174,333

TOTAL ASSETS	18,361,604	15,055,882	2,126,297

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
(In thousands except for number	2019	2020
of shares and per-share data)	(Audited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	1,049,570	384,596	54,315
Short-term lease liabilities	21,919	20,378	2,878
Accrued expenses and other current liabilities	718,266	672,539	94,981
Guarantee liabilities and risk assurance liabilities(3)	1,517,827	1,798,603	254,011
Income tax payable	589,739	221,625	31,299

Total current liabilities	3,897,321	3,097,741	437,485

Non-current liabilities:
Deferred tax liabilities	178,985	10,005	1,413
Convertible senior notes	2,339,552	1,438,448	203,148
Long-term lease liabilities	21,694	17,729	2,504
Long-term borrowings and interest payables	—	23,888	3,374

Total non-current liabilities	2,540,231	1,490,070	210,438

Total liabilities	6,437,552	4,587,811	647,923

Shareholders’ equity:
Class A Ordinary shares	131	131	19
Class B Ordinary shares	44	44	6
Treasury shares	(362,130)	(369,227)	(52,145)
Additional paid-in capital	3,967,733	3,981,385	562,279
Accumulated other comprehensive loss	(12,965)	(14,342)	(2,025)
Retained earnings	8,331,239	6,870,080	970,241

Total shareholders’ equity	11,924,052	10,468,071	1,478,374

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	18,361,604	15,055,882	2,126,297

Note:

(3)

The amount includes the balance of the guarantee liabilities accounted in accordance with ASC 815,“Derivative”, and the balance of risk assurance liabilities accounted in accordance with ASC 450, “Contingencies” and ASC 460, “Guarantees”.

QUDIAN INC.

Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended March 31,
(In thousands except for number	2019	2020
of shares and per-share data)	(Unaudited)	(Unaudited)	(Unaudited)
	RMB	RMB	US$
Total net (loss)/income attributable to Qudian Inc.’s shareholders	949,622	(486,480)	(68,703)
Add: Share-based compensation expenses	24,656	13,652	1,928
Less: Convertible bonds buyback income	—	434,693	61,390

Non-GAAP net (loss)/income attributable to Qudian Inc.’s shareholders	974,278	(907,521)	(128,165)

Non-GAAP net (loss)/income per share—basic	3.28	(3.57)	(0.50)
Non-GAAP net (loss)/income per share—diluted	3.27	(3.57)	(0.50)
Weighted average shares outstanding—basic	296,766,678	253,874,830	253,874,830
Weighted average shares outstanding—diluted	297,726,986	253,874,830	253,874,830